                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549
                          ---------------------------




                                   FORM 11-K


                [ x ] ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 1998
                                      OR
             [    ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                        EMPLOYEES' THRIFT PLAN OF THE

                        TEXAS UTILITIES COMPANY SYSTEM


                          Commission File No. 1-12833
                        -------------------------------





                            TEXAS UTILITIES COMPANY
                          (Doing Business as TXU Corp)

             Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                               TABLE OF CONTENTS

                                                                     Page

FINANCIAL STATEMENTS

  The following statements are furnished for the Plan:

     Statement of Net Assets Available for Benefits,
       December 31, 1998 . . . . . . . . . . . . . . . . . . . . . .  3

     Statement of Net Assets Available for Benefits,
       December 31, 1997 . . . . . . . . . . . . . . . . . . . . . .  4

     Statement of Changes in Net Assets Available for Benefits,
       for the Year Ended December 31, 1998. . . . . . . . . . . . .  5

     Statement of Changes in Net Assets Available for Benefits,
       for the Year Ended December 31, 1997. . . . . . . . . . . . .  6

     Notes to Financial Statements . . . . . . . . . . . . . . . . .  7

     Supplemental Schedules:

       Schedule of Assets Held for Investment Purposes,
         December 31, 1998 . . . . . . . . . . . . . . . . . . . . . 14

       Schedule of Reportable Transactions for the Year
         Ended December 31, 1998 . . . . . . . . . . . . . . . . . . 17

INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . . . . . . . 18

SIGNATURE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19

EXHIBITS

  The following exhibit is filed herewith:

     Independent Auditors' Consent . . . . . . . . . . . . . . . . . 20

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998
----------------------------------------------------------------------------------------------------------------------------------
                                                                                            SUPPLEMENTAL INFORMATION
                                                                  ----------------------------------------------------------------

                                                                                     Bond       Interest       Equity      Equity
                                                                       Common        Index       Income        Income      Index
                                                          Total        Stock         Fund         Fund          Fund        Fund
                                                         -------      -------       ------       ------        ------      ------

ASSETS
Investments - at fair value (Notes 2, 4, and 5):
  Common Stock of TXU. . . . . . . . . . . . . . .  $576,009,459  $576,009,459  $         -  $         -  $         -  $         -
  Mutual funds . . . . . . . . . . . . . . . . . .   286,808,544             -   12,683,693            -   84,526,781   62,577,568
  Guaranteed contracts . . . . . . . . . . . . . .    45,480,690             -            -   45,480,690            -            -
  Money market funds . . . . . . . . . . . . . . .     4,913,527       603,420            -    4,310,107            -            -
  FNMA/FHLMC*. . . . . . . . . . . . . . . . . . .     9,136,555             -            -    9,136,555            -            -
  Corporate Debt . . . . . . . . . . . . . . . . .     2,506,055             -            -    2,506,055            -            -
  Participant loans receivable . . . . . . . . . .    21,722,716             -            -            -            -            -
                                                    ------------  ------------  -----------  -----------  -----------  -----------
    Total investments. . . . . . . . . . . . . . .   946,577,546   576,612,879   12,683,693   61,433,407   84,526,781   62,577,568
Cash . . . . . . . . . . . . . . . . . . . . . . .        77,807             -            -            -            -       44,593
Contributions receivable from Employer-corporations    4,097,451     1,429,914      100,199      300,408      498,911      587,825
Dividends receivable . . . . . . . . . . . . . . .    10,451,210    10,451,210            -            -            -            -
Interest receivable. . . . . . . . . . . . . . . .         2,154         2,154            -            -            -            -
                                                    ------------  ------------  -----------  -----------  -----------  -----------
      Total assets . . . . . . . . . . . . . . . .   961,206,168   588,496,157   12,783,892   61,733,815   85,025,692   63,209,986

LIABILITIES
Note payable (Note 3). . . . . . . . . . . . . . .   249,806,000   249,806,000            -            -            -            -
Accrued interest payable . . . . . . . . . . . . .     5,105,231     5,105,231            -            -            -            -
                                                    ------------  ------------  -----------  -----------  -----------  -----------
      Total liabilities. . . . . . . . . . . . . .   254,911,231   254,911,231            -            -            -            -
                                                    ============  ============  ===========  ===========  ===========  ===========

NET ASSETS AVAILABLE FOR BENEFITS. . . . . . . . .  $706,294,937  $333,584,926  $12,783,892  $61,733,815  $85,025,692  $63,209,986
                                                    ============  ============  ===========  ===========  ===========  ===========





                                                       Equity        Small                  Equity
                                                   International    Company    Balanced     Growth         Loan
                                                        Fund         Fund        Fund        Fund          Fund
                                                       ------       ------      ------      ------        ------


ASSETS
Investments - at fair value (Notes 2, 4 and 5):
  Common Stock of TXU. . . . . . . . . . . . . .     $      -      $      -  $         -  $         -  $         -
  Mutual funds . . . . . . . . . . . . . . . . .      652,772       825,407   28,257,227   97,285,096            -
  Guaranteed contracts . . . . . . . . . . . . .            -             -            -            -            -
  Money market funds . . . . . . . . . . . . . .            -             -            -            -            -
  FNMA/FHLMC*. . . . . . . . . . . . . . . . . .            -             -            -            -            -
  Corporate Debt . . . . . . . . . . . . . . . .            -             -            -            -            -
  Participant loans receivable . . . . . . . . .            -             -            -            -   21,722,716
                                                     --------      --------  -----------  -----------  -----------
      Total investments. . . . . . . . . . . . .      652,772       825,407   28,257,227   97,285,096   21,722,716
Cash . . . . . . . . . . . . . . . . . . . . . .        6,227        20,604            -        6,383            -
Contributions receivable from Employer-corporations    10,998        15,583      330,208      823,405            -
Dividends receivable . . . . . . . . . . . . . .            -             -            -            -            -
Interest receivable. . . . . . . . . . . . . . .            -             -            -            -            -
                                                     --------      --------  -----------  -----------  -----------
      Total assets . . . . . . . . . . . . . . .      669,997       861,594   28,587,435   98,114,884   21,722,716

LIABILITIES
Note payable (Note 3). . . . . . . . . . . . . .            -             -            -            -            -
Accrued interest payable . . . . . . . . . . . .            -             -            -            -            -
                                                     --------      --------  -----------  -----------  -----------
      Total liabilities. . . . . . . . . . . . .            -             -            -            -            -
                                                     ========      ========  ===========  ===========  ===========

NET ASSETS AVAILABLE FOR BENEFITS. . . . . . . .     $669,997      $861,594  $28,587,435  $98,114,884  $21,722,716
                                                     ========      ========  ===========  ===========  ===========


*Federal National Mortgage Association/Federal Home Loan Mortgage Corporation


                   See accompanying Notes to Financial Statements.

                                       3

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
----------------------------------------------------------------------------------------------------------------------------------
                                                                                        SUPPLEMENTAL INFORMATION
                                                                  ----------------------------------------------------------------

                                                                                   Bond       Interest       Equity      Equity
                                                                     Common        Index       Income        Income      Index
                                                        Total        Stock         Fund         Fund          Fund        Fund
                                                       -------      -------       ------       ------        ------      ------
ASSETS
Investments - at fair value (Notes 2, 4 and 5):
 Common Stock of TXU. . . . . . . . . . . . . . . . $508,774,106  $508,774,106  $         -  $         -  $         -  $         -
 Mutual funds . . . . . . . . . . . . . . . . . . .  214,930,691             -   10,205,807            -   70,570,157   38,686,897
 Guaranteed contracts . . . . . . . . . . . . . . .   36,484,761             -            -   36,484,761            -            -
 Money market funds . . . . . . . . . . . . . . . .    6,126,309       299,924            -    5,826,385            -            -
 FNMA/FHLMC*. . . . . . . . . . . . . . . . . . . .   15,834,754             -            -   15,834,754            -            -
 Participant loans receivable . . . . . . . . . . .   17,502,332             -            -            -            -            -
                                                    ------------  ------------  -----------  -----------  -----------  -----------
      Total investments . . . . . . . . . . . . . .  799,652,953   509,074,030   10,205,807   58,145,900   70,570,157   38,686,897
Cash. . . . . . . . . . . . . . . . . . . . . . . .       84,908        60,772            -            -            -            -
Contributions receivable from Employer-corporations    3,926,110     1,748,452       73,486      279,839      505,243      410,385
Dividends receivable. . . . . . . . . . . . . . . .    9,984,700     9,984,700            -            -            -            -
Interest receivable . . . . . . . . . . . . . . . .      134,099        10,518            -      123,581            -            -
                                                    ------------  ------------  -----------  -----------  -----------  -----------
        Total assets. . . . . . . . . . . . . . . .  813,782,770   520,878,472   10,279,293   58,549,320   71,075,400   39,097,282

LIABILITIES
 Note payable (Note 3). . . . . . . . . . . . . . .  250,000,000   250,000,000            -            -            -            -
 Accrued interest payable . . . . . . . . . . . . .    5,654,375     5,654,375            -            -            -            -
                                                    ------------  ------------  -----------  -----------  -----------  -----------
        Total liabilities . . . . . . . . . . . . .  255,654,375   255,654,375            -            -            -            -
                                                    ============  ============  ===========  ===========  ===========  ===========

NET ASSETS AVAILABLE FOR BENEFITS . . . . . . . . . $558,128,395  $265,224,097  $10,279,293  $58,549,320  $71,075,400  $39,097,282
                                                    ============  ============  ===========  ===========  ===========  ===========




                                                                      Equity
                                                       Balanced       Growth        Loan
                                                         Fund          Fund         Fund
                                                        ------        ------       ------

ASSETS
Investments - at fair value (Notes 2, 4 and 5):
 Common Stock of TXU . . . . . . . . . . . . . . .   $         -   $         -  $         -
 Mutual funds. . . . . . . . . . . . . . . . . . .    24,347,711    71,120,119            -
 Guaranteed contracts. . . . . . . . . . . . . . .             -             -            -
 Money market funds. . . . . . . . . . . . . . . .             -             -            -
 FNMA/FHLMC* . . . . . . . . . . . . . . . . . . .             -             -            -
 Participant loans receivable. . . . . . . . . . .             -             -   17,502,332
                                                    ------------  ------------  -----------
      Total investments. . . . . . . . . . . . . .    24,347,711    71,120,119   17,502,332
Cash . . . . . . . . . . . . . . . . . . . . . . .             -        24,136            -
Contributions receivable from Employer-corporations      196,997       711,708            -
Dividends receivable . . . . . . . . . . . . . . .             -             -            -
Interest receivable. . . . . . . . . . . . . . . .             -             -            -
                                                    ------------  ------------  -----------
      Total assets . . . . . . . . . . . . . . . .    24,544,708    71,855,963   17,502,332

LIABILITIES
Note payable (Note 3) . .  . . . . . . . . . . . .             -             -            -
Accrued interest payable.  . . . . . . . . . . . .             -             -            -
                                                    ------------  ------------  -----------
      Total liabilities. . . . . . . . . . . . . .             -             -            -
                                                    ============  ============  ===========

NET ASSETS AVAILABLE FOR BENEFITS. . . . . . . . .   $24,544,708   $71,855,963  $17,502,332
                                                    ============  ============  ===========



*Federal National Mortgage Association/Federal Home Loan Mortgage Corporation


                   See accompanying Notes to Financial Statements.

                                       4

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
------------------------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998
---------------------------------------------------------------------------------------------------------------------------
                                                                                 SUPPLEMENTAL INFORMATION
                                                           ----------------------------------------------------------------
                                                                            Bond        Interest       Equity      Equity
                                                              Common        Index        Income        Income      Index
                                                 Total        Stock         Fund          Fund          Fund        Fund
                                                -------      -------       ------        ------        ------      ------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR. . . . . . . . . . . .   $558,128,395  $265,224,097  $10,279,293  $58,549,320  $71,075,400  $39,097,282
                                             ------------  ------------  -----------  -----------  -----------  -----------

ADDITIONS
  Income:
      Dividends. . . . . . . . . . . . . .     42,366,743    27,428,145      737,109            -    4,684,972    1,561,608
      Interest:
         Investments . . . . . . . . . . .      3,789,214        53,763            -    3,735,451            -            -
         Loans . . . . . . . . . . . . . .      1,948,012             -            -            -            -            -
                                             ------------  ------------  -----------  -----------  -----------  -----------
       Total income. . . . . . . . . . . .     48,103,969    27,481,908      737,109    3,735,451    4,684,972    1,561,608
                                             ------------  ------------  -----------  -----------  -----------  -----------
Contributions:
  Participating employees' savings . . . .     40,458,703     8,843,768    1,239,180    3,936,251    7,433,411    6,449,345
  Employer-corporations. . . . . . . . . .     16,539,122    16,539,122            -            -            -            -
                                             ------------  ------------  -----------  -----------  -----------  -----------
       Total contributions . . . . . . . .     56,997,825    25,382,890    1,239,180    3,936,251    7,433,411    6,449,345
                                             ------------  ------------  -----------  -----------  -----------  -----------

Net appreciation (depreciation)
  on fair value of investments . . . . . .     93,830,331    63,402,632      195,341       29,794    4,422,649   11,196,051
                                             ------------  ------------  -----------  -----------  -----------  -----------

       Total additions . . . . . . . . . .    198,932,125   116,267,430    2,171,630    7,701,496   16,541,032   19,207,004
                                             ------------  ------------  -----------  -----------  -----------  -----------

DEDUCTIONS
  Distributions to withdrawing participants    26,306,110    12,737,433      620,134    3,159,349    3,422,161    1,775,249
  Interest expense and other fees(Note 2)      24,459,473    24,311,710            -      147,763            -            -
                                             ------------  ------------  -----------  -----------  -----------  -----------

       Total deductions. . . . . . . . . .     50,765,583    37,049,143      620,134    3,307,112    3,422,161    1,775,249
                                             ------------  ------------  -----------  -----------  -----------  -----------

TRANSFERS BETWEEN FUNDS - Net. . . . . . .              -   (10,857,458)     953,103   (1,209,889)     831,421    6,680,949
                                             ------------  ------------  -----------  -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR. . . . . . . . . . . . . . .   $706,294,937  $333,584,926  $12,783,892  $61,733,815  $85,025,692  $63,209,986
                                             ============  ============  ===========  ===========  ===========  ===========


                                                                Equity
                                                 Equity          Small                 Equity
                                             International      Company    Balanced    Growth         Loan
                                                  Fund           Fund        Fund       Fund          Fund
                                                 ------         ------      ------     ------        ------

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR. . . . . . . . . . . .   $          -  $          -  $24,544,708  $71,855,963  $17,502,332
                                             ------------  ------------  -----------  -----------  -----------


ADDITIONS
  Income:
      Dividends. . . . . . . . . . . . . .         28,015           815    2,307,129    5,618,950            -
      Interest:
         Investments . . . . . . . . . . .              -             -            -            -            -
         Loans . . . . . . . . . . . . . .              -             -            -            -    1,948,012
                                             ------------  ------------  -----------  -----------  -----------
       Total income. . . . . . . . . . . .         28,015           815    2,307,129    5,618,950    1,948,012
                                             ------------  ------------  -----------  -----------  -----------
Contributions:
  Participating employees' savings . . . .         38,150        49,809    3,153,022    9,315,767            -
  Employer-corporations. . . . . . . . . .              -             -            -            -            -
                                             ------------  ------------  -----------  -----------  -----------
       Total contributions . . . . . . . .         38,150        49,809    3,153,022    9,315,767            -
                                             ------------  ------------  -----------  -----------  -----------

Net appreciation (depreciation)
  on fair value of investments . . . . . .         20,907        99,494     (992,647)  15,456,110            -
                                             ------------  ------------  -----------  -----------  -----------

       Total additions . . . . . . . . . .         87,072       150,118    4,467,504   30,390,827    1,948,012
                                             ------------  ------------  -----------  -----------  -----------

DEDUCTIONS
  Distributions to withdrawing participants           135           244    1,008,902    3,120,966      461,537
  Interest expense and other fees(Note 2)               -             -            -            -            -
                                             ------------  ------------  -----------  -----------  -----------

       Total deductions. . . . . . . . . .            135           244    1,008,902    3,120,966      461,537
                                             ------------  ------------  -----------  -----------  -----------

TRANSFERS BETWEEN FUNDS - Net. . . . . . .        583,060       711,720      584,125   (1,010,940)   2,733,909
                                             ------------  ------------  -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR. . . . . . . . . . . . . . .   $    669,997  $    861,594  $28,587,435  $98,114,884  $21,722,716
                                             ============  ============  ===========  ===========  ===========


                   See accompanying Notes to Financial Statements.

                                       5

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
------------------------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997
--------------------------------------------------------------------------------------------------------------
                                                                         SUPPLEMENTAL INFORMATION
                                                           ---------------------------------------------------

                                                                            Bond        Interest       Equity
                                                              Common        Index        Income        Income
                                                 Total        Stock         Fund          Fund          Fund
                                                -------      -------       ------        ------        ------

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR. . . . . . . . . . . .   $493,705,200  $257,657,007  $10,085,349  $61,842,149  $52,431,735
                                             ------------  ------------  -----------  -----------  -----------


ADDITIONS
  Income:
      Dividends. . . . . . . . . . . . . .     39,426,906    26,350,581      656,758            -    3,867,952
      Interest:
         Investments . . . . . . . . . . .      4,168,508        66,881            -    4,101,627            -
         Loans . . . . . . . . . . . . . .      1,568,490             -            -            -            -
                                             ------------  ------------  -----------  -----------  -----------
       Total income. . . . . . . . . . . .     45,163,904    26,417,462      656,758    4,101,627    3,867,952
                                             ------------  ------------  -----------  -----------  -----------
Contributions:
  Participating employees' savings . . . .     38,187,697     9,522,936    1,210,220    4,528,877    6,355,596
  Employer-corporations. . . . . . . . . .     18,260,226    18,260,226            -            -            -
                                             ------------  ------------  -----------  -----------  -----------
       Total contributions . . . . . . . .     56,447,923    27,783,162    1,210,220    4,528,877    6,355,596
                                             ------------  ------------  -----------  -----------  -----------

Net appreciation (depreciation)
  on fair value of investments . . . . . .     38,654,411    12,693,821      182,568            -   10,798,617
                                             ------------  ------------  -----------  -----------  -----------

       Total additions . . . . . . . . . .    140,266,238    66,894,445    2,049,546    8,630,504   21,022,165
                                             ------------  ------------  -----------  -----------  -----------

DEDUCTIONS
  Distributions to withdrawing participants    50,855,600    27,089,002    1,167,567   10,197,767    4,695,829
  Interest expense and other fee (Note 2).     24,987,443    24,866,687            -      120,756            -
                                             ------------  ------------  -----------  -----------  -----------

       Total deductions. . . . . . . . . .     75,843,043    51,955,689    1,167,567   10,318,523    4,695,829
                                             ------------  ------------  -----------  -----------  -----------

TRANSFERS BETWEEN FUNDS - Net. . . . . . .              -    (7,371,666)    (688,035)  (1,604,810)   2,317,329
                                             ------------  ------------  -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR. . . . . . . . . . . . . . .   $558,128,395  $265,224,097  $10,279,293  $58,549,320  $71,075,400
                                             ============  ============  ===========  ===========  ===========




                                                Equity                      Equity
                                                Index         Balanced      Growth        Loan
                                                 Fund           Fund         Fund         Fund
                                                ------         ------       ------       ------

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR. . . . . . . . . . . .   $24,047,251    $20,525,226  $53,007,854  $14,108,629
                                             -----------    -----------  -----------  -----------


ADDITIONS
  Income:
      Dividends. . . . . . . . . . . . . .       819,966      2,424,209    5,307,440            -
      Interest:
         Investments . . . . . . . . . . .             -              -            -            -
         Loans . . . . . . . . . . . . . .             -              -            -    1,568,490
                                             -----------    -----------  -----------  -----------
       Total income. . . . . . . . . . . .       819,966      2,424,209    5,307,440    1,568,490
                                             -----------   ------------  -----------  -----------
Contributions:
  Participating employees' savings . . . .     4,668,878      3,034,755    8,866,435            -
  Employer-corporations. . . . . . . . . .             -              -            -            -
                                             -----------    -----------  -----------  -----------
       Total contributions . . . . . . . .     4,668,878      3,034,755    8,866,435            -
                                             -----------    -----------  -----------  -----------

Net appreciation (depreciation)
  on fair value of investments . . . . . .     6,996,969        767,778    7,214,658            -
                                             -----------    -----------  -----------  -----------

       Total additions . . . . . . . . . .    12,485,813      6,226,742   21,388,533    1,568,490
                                             -----------    -----------  -----------  -----------

DEDUCTIONS
  Distributions to withdrawing participants    1,756,603      1,955,133    3,391,371      602,328
  Interest expense and other fees(Note 2)              -              -            -            -
                                             -----------    -----------  -----------  -----------

       Total deductions. . . . . . . . . .     1,756,603      1,955,133    3,391,371      602,328
                                             -----------    -----------  -----------  -----------

TRANSFERS BETWEEN FUNDS - Net. . . . . . .     4,320,821       (252,127)     850,947    2,427,541
                                             -----------    -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR. . . . . . . . . . . . . . .   $39,097,282    $24,544,708  $71,855,963  $17,502,332
                                             ===========    ===========  ===========  ===========



* Reduced for forfeitures of $39,981.


                   See accompanying Notes to Financial Statements.

                                       6

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

     The following description is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

     General -- The Employees' Thrift Plan of the Texas Utilities Company System (Plan) is a defined contribution plan established in 1968 by Texas Utilities Company and its subsidiaries, doing business as TXU Corp (Employer-corporations). The Employees' Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. serves as trustee (Trustee) and is custodian of the assets of the Plan. Dreyfus Retirement Services, a subsidiary of the trustee, serves as record-keeper for the Plan. In 1990, the Plan was amended to establish a leveraged employee stock ownership provision (See Note 3). The Plan was again amended effective January 1,
1993. Such amendments to the Plan, among other things, established a pre-tax deferral feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     The plan is intended to be a participant directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporations who meet certain eligibility requirements is entirely voluntary.

  The Plan includes nine investment options, or funds:

   - Common Stock of TXU (Common Stock) -- invests exclusively in Common Stock of Texas Utilities Company (Company);
   - Bond Index Fund -- purchases units in the Vanguard Bond Index
     Total Institutional Fund;
   - Interest Income Fund -- invests in fixed-rate contracts with insurance companies and other financial institutions;
   - Equity Income Fund -- purchases units in the Fidelity
     Equity-Income Fund, which consists primarily of income-producing equity securities;
   - Equity Index Fund -- purchases units in the Vanguard Institutional
     Index Fund, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
   - Equity International Fund -- purchases units in the American
     AAdvantage International Institutional Fund, which invests primarily in equity securities of foreign issuers;
   - Equity Small Company Fund -- purchases units in the SSgA Small Capitalization Fund, which invests primarily in equity securities issued by companies with market capitalization of less than $1.5 billion;
   - Balanced Fund -- purchases units in the Hotchkis and Wiley
     Balanced Income Fund, which consists primarily of investments in equity securities, fixed income securities and money market obligations;
   - Equity Growth Fund -- purchases units in the American Express
     IDS New Dimensions Fund (Class Y), which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities and futures transactions.

     Eligibility, Participation and Employee Savings -- Effective January 1, 1998, any regular employee of an Employer-corporation, who was not on the ENSERCH Corporation payroll on December 31, 1997, is eligible to participate in the Plan upon employment.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


     Under the Plan, except as limited by law, a participating employee may invest, through pre-tax salary deferrals (Elective Deferrals) or after tax payroll deductions (Payroll Deductions) each payroll period, a specified amount ranging from 1% to 6% of regular salary or wages (Basic Employee Savings). Participants electing the maximum Basic Employee Savings investment may also invest, through Elective Deferrals or Payroll Deductions each payroll period, an additional 1% to 10% of regular salary or wages (Supplemental Employee Savings).

     Employer Matching Contributions -- Matching contributions to participant accounts by the Employer-corporations are made based on the participants' Basic Employee Savings and years of service as follows:

     Less than 10 years                  40%
     10 years but less than 25 years     50%
     25 years or more                    60%

     No employer contributions are made with respect to Supplemental Employee Savings.

     Investment of Funds -- All employer matching contributions are invested in Common Stock of the Company, however, effective April 1, 1998 each participant may invest, in 1% increments, in the various nine investment options with respect to the investment of Basic and Supplemental Employee Savings. All assets of the Plan are held by the Trustee for the exclusive benefit of participants and their beneficiaries. Separate account records for each participant are maintained by the Trustee. The Trustee provides a summary of financial performance by investment fund directly to Plan participants.

     Effective April 1, 1998 a participant may change selected investment options for Employee Savings at any time by liquidating the investments attributable to Basic and Supplemental Employee Savings and reinvesting such amounts in other investment options as may be permitted under the Plan.

     A participant who has completed at least ten years of Plan participation and attained age 55 may annually instruct the Trustee to diversify up to 25% of such participant's employer contributions account (reduced by amounts previously so diversified) in the same proportion as the participant may diversify such Basic and Supplemental Employee Savings. At age 60 and thereafter, a participant may annually diversify up to 50% of such employer contributions account (reduced by amounts previously so diversified).

     Unit Values -- Participants do not have beneficial ownership in specific securities or other assets in the various funds other than Common Stock, but have an interest therein represented by units valued as of the close of each business day. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

     Voting of Common Stock -- Each participant may give the Trustee confidential written instructions with respect to the voting, at any meeting of shareholders, of the Common Stock allocated to the participant's account. Effective January 1, 1993, the unallocated Common Stock held pursuant to the leveraged employee stock ownership component of the Plan may be voted by the Trustee in its discretion unless otherwise directed pursuant to a voting procedure agreement.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


     Withdrawal from the Plan -- Withdrawals from the Plan are governed by applicable Internal Revenue Service (IRS) regulations and provisions of ERISA. Penalties may apply in certain instances.

     A participant who terminates employment and has an account balance greater than $5,000 may retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances equal to or less than $5,000 are required to receive a distribution after termination. To avoid taxation, the taxable portion of any withdrawal made upon termination may be rolled into an IRA or a qualified retirement plan sponsored by another employer.

     The IRS has established rules governing distributions from the Plan after the participant has attained 70 1/2 years of age.

     A participant may withdraw a portion of after-tax Basic and Supplemental Employee Savings without necessitating a total withdrawal from the Plan and may exercise the limited privilege of an after-tax partial withdrawal at any time. Partial withdrawals may be in any amount up to 90% of the participant's Basic and Supplemental Employee Savings, or 90% of market value, whichever is less.

     In the event of an after-tax partial withdrawal, such amount will be paid to the participant in cash or in shares of Common Stock to the extent such stock is held in the participant's account for after-tax Basic and Supplemental Employee Savings, at the option of the participant. No partial withdrawal may be made of Elective Deferrals, Rollover Contributions, Employer matching contributions, or income from such deferrals or contributions. A participant may repay to the Trustee the amounts of any after-tax partial withdrawal made after January 1, 1976, at any time. An after-tax Partial withdrawal by a participant does not terminate participation in the Plan.

     A participant may complete a total withdrawal from the aftertax account, including a withdrawal of related Company matching contributions, at any time. Distributions from the pretax and rollover accounts to active employees under age 59 1/2 are permitted under the Internal Revenue Code Hardship Withdrawal provisions. Participants who complete Hardship Withdrawals may not contribute to the plan for a period of 12 months. Upon termination of employment or attainment of age 59 1/2, a participant may complete a total withdrawal from the plan, to include the values in the aftertax contribution and company match account, pretax contribution and related match account and rollover account.

     Effective January 1, 1998, participants are fully vested in all amounts in their accounts (i.e., Elective Deferrals, Payroll Deductions, Employer Matching Contributions, Rollover Contributions and all earnings and dividends thereon).

     Participants making withdrawals may choose from the following optional forms of payment: (a) shares of Common Stock and/or publicly traded Fund units (to the extent permitted by the Fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of (a) and (b).

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

     In the event of a total withdrawal made after January 1, 1976, by a participant who was not 100% vested prior to January 1, 1998, the participant may repay to the Plan the amount of such distribution at any time prior to the close of the Plan Year in which the participant has completed five consecutive Break-in-Service years and any amounts previously forfeited will be restored to the participant's account.

     In addition, participants may, after meeting certain qualifications as defined by the IRS, withdraw a portion of their 401(k) account balance based on a hardship qualification.

     Federal Income Taxes - The Company has been advised by the IRS that the Plan meets the requirements of Section 401(a) of the Code, as to form; that the Trust established thereunder is exempt from federal income taxes under
Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code.

     Based on the Code and regulations issued pursuant thereto:

     (a)Employer contributions under the Plan, and dividends, interest and other income from Trust Assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

     (b)Basic and Supplemental Employee Savings made by Payroll Deduction are not deductible on the participant's federal income tax return.

     (c)Basic and Supplemental Employee Savings which are Employee Elective Deferrals reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

     (d)Partial withdrawal of employee savings which were contributed to the Plan through Payroll Deductions prior to January 1, 1987, represent a return of employee savings and are not taxable to the participant when withdrawn. Partial withdrawals of employee savings which were contributed to the Plan through Payroll Deductions after December 31, 1986, are considered to include, for income tax purposes, an amount of taxable income.

     (e)A total withdrawal generally results in taxable income to the participant equal to the gross distribution less Basic and Supplemental Employee Savings made by Payroll Deduction. However, if the total withdrawal meets the lump sum distribution requirements of the Code,
        (i) any net unrealized appreciation in the value of distributable Common Stock from the time of distribution will be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

     (f)The taxable amount of a total or partial withdrawal may generally be rolled over to an Individual Retirement Account (IRA) or other qualified plan and payment of taxes may thereby be deferred, subject to automatic income tax withholding of twenty percent (20%) on amounts not distibuted in Common Stock.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


     (g)The taxable amount of an account, subject to total and partial withdrawal provisions, can be transferred directly to an IRA or other qualified plan and payment of taxes may thereby be deferred.

     Participants are encouraged to determine the effect on their federal income tax liability of receiving distributions from the Plan.

     Amendment, Modification, Suspension and Termination -- It is the intention of the Company to continue the Plan indefinitely; however, the Company, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon thirty days notice.

     In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Basic and Supplemental Employee Savings or employer contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting -- The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates -- The preparation of financial statements requires the use of significant estimates and assumptions by management. Actual results could differ from those estimates.

     Valuation of Investment Securities -- Participant investments in all funds except for the Interest Income Fund are accounted for as units and stated at fair value based upon closing sales prices on recognized securities exchanges on the last business day of the fiscal year. The Interest Income Fund insurance contracts and the financial institution investment contracts are valued at contract value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants. Fair value is estimated using discounted cash flows. Following is additional information reported in the aggregate for the Interest Income Fund:

Contract Value of assets as of December 31, 1998:     $61,433,407
Fair Value of assets as of December 31, 1998:         $62,901,137
Average Yield of assets on December 31, 1998:                6.42%
Return on assets for 12 months ended December 31, 1998:      6.60%

The average yield of assets on December 31, 1997 was 6.67%. The return on assets for 12 months ended December 31, 1997 was 6.83%.

     Expenses -- All costs and expenses of the Plan and its administration, except expenses incurred in the generation and administration of participant loans and in the acquisition or disposition of investments, are paid by the Employer-corporations.

     Presentation -- Certain previously reported amounts have been reclassified to conform to current presentations.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------


     New Accounting Pronouncement -- In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Number 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities." This statement, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for recognition and measurement of derivative and hedging activities. The Plan has not yet determined the financial statement impact, if any, of SFAS 133.

3. LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

     In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 in the form of a note payable from an outside lender and purchased 7,142,857 shares of Common Stock of the Company in connection with the leveraged employee stock ownership provision (LESOP) of the Plan. The note was purchased from the lender by the Company later in 1990. The note payable requires repayment of principal over 17 years beginning in 1998. At December 31, 1998 and 1997, the note payable bore interest at a fixed rate of 9.81% following its conversion in January 1992 from a variable rate to a fixed rate. The note payable is collateralized by 5,141,529 unallocated shares held by the Trustee at December 31, 1998.

     The LESOP shares are held by the Trustee until released and allocated to participants' accounts proportionally based on current debt service payments including interest to total debt service payments. Debt service payments are made by the Plan from dividends received on the unallocated shares and, if necessary, contributions from Employer-corporations. The market value of shares released reduces the cash requirements of the Employer-corporations for their funding obligation under the Plan. During the 1998 Plan year the number of LESOP shares released and allocated to participant accounts was 233,629 and during the 1997 Plan year the number of LESOP shares released and allocated to participant accounts was 231,864.

4. PARTICIPANT LOANS

     The Plan includes a loan feature allowing participants to borrow from their pretax employee savings and rollover accounts and repay the loan with after-tax payroll deductions. Participants are eligible to borrow up to 50% of their pretax and rollover account balances, including Company matching contributions, with the minimum amount of a loan being $1,000 and the maximum being $50,000. Participants may repay the loan back into their account(s) over a period from 1 to 5 years for a general purpose loan, and the shorter of 15 years or their remaining mortgage term for a primary home loan. The rate of interest charged is the Trustee's current prime lending rate plus an additional 2%.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
-------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
------------------------------------------------------------------------------

5. UNIT VALUES

     Units in each fund at December 31, 1998 and 1997, and net asset value per unit, are presented below. All net asset values per share or unit exclude any related participant loan receivables.

                                             1998            1997
                                             ----            ----
     Common Stock:
          Number of shares              7,185,250       6,879,589
          Net asset value per share*       $47.74          $44.46

     Bond Index Fund:
          Number of units               1,235,024       1,011,477
          Net asset value per unit         $10.35          $10.16

     Interest Income Fund:
          Number of units              10,277,082      10,370,853
          Net asset value per unit          $6.01           $5.62

     Equity Income Fund:
          Number of units               1,521,634       1,346,502
          Net asset value per unit         $55.88          $52.79

     Equity Index Fund:
          Number of units                 554,520       1,105,972
          Net asset value per unit        $113.99          $35.35

     Equity International Fund:
          Number of units                  38,286              --
          Net asset value per unit         $17.50              --

     Equity Small Company Fund:
          Number of units                  42,525              --
          Net asset value per unit         $20.26              --

     Balanced Fund:
          Number of units               1,515,946       1,262,193
          Net asset value per unit         $18.86          $19.45

     Equity Growth Fund:
          Number of units               3,372,685       2,980,414
          Net asset value per unit         $29.09          $24.10


-------------
     * The calculation of net asset value per share for Common Stock includes the value of the LESOP note net of the value of the unallocated LESOP shares.


6.  OTHER ITEMS

    During 1998, the IRS notified the Plan Committee that the Plan would be under examination. The Plan years subject to examination are the Plan years ending with or within the tax years ending December 31, 1994, 1995 and 1996. The examination is currently in a preliminary state and no findings have been communicated to the Plan Committee.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
-------------------------------------------------------------
SUPPLEMENTAL SCHEDULES
----------------------

ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1998


                         Description of Investment,
Identity of Issue,       Including Collateral, Rate of
Borrower, Lessor,        Interest, Maturity Date, Shares,                              Current
or Similar Party         Units, Par or Maturity Value                    Cost          Value(1)
------------------       --------------------------------                ----          -------

COMMON STOCK

Common Stock
------------
TXU (2)                  12,337,552 shares                       $513,236,394     $576,009,459

Money Market Funds
Mellon Bank, N.A. (2)    Cash management fund -
                         603,420 units                                603,420          603,420
                                                                 ------------     ------------

    TOTAL COMMON STOCK                                            513,839,814      576,612,879
                                                                 ------------     ------------

BOND INDEX FUND

Vanguard Bond Index
Fund -- Total Bond
Market Portfolio         1,235,024 units                           12,703,918       12,683,693
                                                                 ------------     ------------

INTEREST INCOME FUND

Value of Interest in General Accounts
-------------------------------------
Business Men's Assurance
Co. of America           Contract No. 1207, 6.90%, due 2001         2,593,094        2,593,094


Safeco Life
Insurance Company        Contract No. LP-1052795, 6.09%, due 2005   2,518,771        2,518,771


New York Life
Insurance Company        Contract No. GA-30839, 6.19%, due 2002     2,073,727        2,073,727


Hartford Life
Insurance Company        Contract No. GA-9260, 7.92%, due 1999      1,729,701        1,729,701


Jackson National Life
Insurance Company        Contract No. G-1004-1, 5.81%, due 2005     2,091,785        2,091,785


John Hancock Life
Insurance Company        Contract No. GAC-8897, 7.01%, due 2001     2,551,097        2,551,097


First Chicago Master
Trust                    Contract No. 95-810, 7.54%, due 2005       2,506,055        2,506,055

Protective Life
Insurance Company        Contract No. GA-1427, 5.96%, due 2002      2,034,554        2,034,554


Life of Virginia         Contract No. GS-3154, 6.07%, due 2002      2,575,797        2,575,797

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
-------------------------------------------------------------
SUPPLEMENTAL SCHEDULES
----------------------


ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1998 (continued)


                         Description of Investment,
Identity of Issue,       Including Collateral, Rate of
Borrower, Lessor,        Interest, Maturity Date, Shares,                              Current
or Similar Party         Units, Par or Maturity Value                    Cost          Value(1)
------------------       --------------------------------                ----          -------

Ohio National Life
Insurance Company        Contract No. GP-5258, 5.81%, due 2002      2,002,787        2,002,787

Travelers
Insurance Company        Contract No. GR-17065, 5.32%, due 2003     2,523,900        2,523,900

Metropolitan Life
Insurance Company        Contract No. GAC-24686, 6.88%, due 2005    2,946,612        2,946,612

Transamerica Occidental
Insurance Company        Contract No. 51492, 6.33%, due 2001        2,518,989        2,518,989
                                                                  -----------      -----------
     Total Value of Interest in General Accounts                   30,666,869       30,666,869


Money Market Funds
------------------
Mellon Bank, N.A. (2)    Cash management fund -
                         4,310,107 units                            4,310,107        4,310,107
                                                                  -----------      -----------

United States Government Obligations
------------------------------------
FNMA/FHLMC              9,136,555 units                             9,136,555        9,136,555
                                                                  -----------      -----------

Other
-----
Monumental Manager
Trust                   Contract No. BDA-00284TR, 6.53%:

                        NTQA Multiple Mortgage - Backed Securities
                         Bond Index Fund                            2,581,627        2,581,627

                        NTQA Multiple Asset-Backed Securities
                         Bond Index Fund                            5,207,698        5,207,698

                        NTQA Multiple Long-Term
                         Government Bond Index Fund                   694,056          694,056


                        NTQA Multiple Intermediate
                         Government Bond Index Fund                 4,491,985        4,491,985

                        NTQA Multiple Intermediate
                         Corporate Bond Index Fund                  4,344,510        4,344,510
                                                                  -----------      -----------
                                                                   17,319,876       17,319,876
                                                                  -----------      -----------

     TOTAL INTEREST INCOME FUND                                    61,433,407       61,433,407
                                                                  -----------      -----------

                                      15

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
-------------------------------------------------------------
SUPPLEMENTAL SCHEDULES
----------------------

ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1998 (continued)

                         Description of Investment,
Identity of Issue,       Including Collateral, Rate of
Borrower, Lessor,        Interest, Maturity Date, Shares,                              Current
or Similar Party         Units, Par or Maturity Value                    Cost          Value(1)
------------------       --------------------------------                ----          -------

EQUITY INCOME FUND
Fidelity Equity -
Income Fund                  1,521,634 units                       58,368,727       84,526,781
                                                                 ------------     ------------

EQUITY INDEX FUND
Vanguard Institutional
Index Fund                   554,520 units                         49,973,791       62,577,568
                                                                 ------------     ------------

EQUITY INTERNATIONAL FUND
American AAdvantage
International Fund           38,286 units                             631,927          652,772
                                                                 ------------     ------------

EQUITY SMALL COMPANY FUN
SSgA Small Capitalization
Fund                         42,525 units                             736,136          825,407
                                                                 ------------     ------------

BALANCED FUND
Hotchkis and Wiley Balance
Income Fund                  1,515,946 units                       28,228,361       28,257,227
                                                                 ------------     ------------

EQUITY GROWTH FUND
American Express IDS New
Dimensions Fund              3,372,685 units                       65,709,745       97,285,096
                                                                 ------------     ------------

LOAN FUND
Participant Loans
Receivable (3)               21,722,716 units                      21,722,716       21,722,716
                                                                 ------------     ------------

          TOTAL ALL FUNDS                                        $813,348,542     $946,577,546
                                                                 ============     ============

(1) Current value for the Interest Income Fund is based on contract value.
(2) Party-in-Interest
(3) The rate of interest charged is the Trustee's current prime lending rate plus an additional 2%. During 1998, the rate of interest charged ranged from 9.75% to 10.50%. Maturities range from 1 to 5 years for general purpose loans and up to 15 years for a primary home loan.

                                      16

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
-------------------------------------------------------------
SUPPLEMENTAL SCHEDULES
----------------------

ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
-------------------------------------------------------------------
DECEMBER 31, 1998
-----------------


Transactions involving an amount in excess of 5% of the fair value of beginning plan assets.

                                                                                             Current Value
                                                                                               of Asset
Identity of      Description       Purchase      Selling     Expense Incurred     Cost of   on Transaction
Party Involved    of Asset          Price         Price      With Transaction      Asset         Date          Net Gain
--------------   -----------       --------      -------     ----------------     -------   --------------     --------
Exceeding 5%
of Plan Assets
(in the Aggregate):

Series of
Transactions:

Various          TXU Stock        $35,091,828  $        --     $         --     $35,091,828      $35,091,828  $        --


Various          TXU Stock                 --   29,798,700               --      29,583,624       29,798,700      215,076


Various          Fidelity Spartan
                 US Equity Index
                 Fund                      --   48,016,745               --      37,282,773       48,016,745   10,773,972



Various          Vanguard
                 Institutional
                 Index Fund        52,273,955           --               --      52,273,955       52,273,955           --


Single
Transactions:

Various          Fidelity Spartan
                 US Equity Index
                 Fund                      --   45,928,496                --     35,909,768       45,928,496   10,018,728


Various          Vanguard
                 Institutional
                 Index Fund        45,928,496           --                   --  45,928,496       45,928,496           --



                                      17

INDEPENDENT AUDITORS' REPORT

Employees' Thrift Plan Committee
Employees' Thrift Plan of the
     Texas Utilities Company System:

We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of the Texas Utilities Company System
(the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The accompanying supplemental schedules of (1) assets held for investment purposes at December 31, 1998 and (2) reportable (5%) transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. The supplemental information by fund and supplemental schedules are the responsibility of the Plan's management.
Such supplemental information by fund and supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Dallas, Texas
June 25, 1999


                                      18


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    EMPLOYEES' THRIFT PLAN OF THE
                                    TEXAS UTILITIES COMPANY SYSTEM
                                    ------------------------------


                                    By  /s/ Robert L. Turpin
                                    Robert L. Turpin, Assistant Secretary
                                    Employees' Thrift Plan Committee





June 29, 1999


                                      19


